EXHIBIT 99.1

Centerra Gold Receives Permit Amendments for Mount Milligan to Continue Operations Through 2035; Meets Expedited Schedule as Per Commitment from the Province of British Columbia

TORONTO, Jan. 20, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) is pleased to confirm that its Mount Milligan Mine (“Mount Milligan”), located in central British Columbia, has received an amended environmental assessment and all related permits to allow for the continuation of its operations through 2035. These authorizations include a 10% expansion in plant throughput beginning in 2028 and increased stockpile capacity needed for plant feed flexibility. In January 2025, Mount Milligan was selected by the Province of British Columbia as one of four mining projects which would qualify for expedited permitting to support economic development in the province.

Centerra continues to progress engineering and other studies to support future permit authorizations which will be required to achieve the recently announced mine life extension of Mount Milligan to 2045 as outlined in a Pre-Feasibility Study. For additional details, refer to the news release published on September 11, 2025 titled “Centerra Gold’s Mount Milligan PFS Outlines Mine Life to 2045, Delivering Growth with a Fully Funded, Disciplined $186 Million Growth Capital Plan”.

President and CEO, Paul Tomory, commented, “Mount Milligan is the cornerstone of Centerra’s organic gold growth strategy in British Columbia. We are encouraged by the results of the process that has just concluded and believe that when government, First Nations, and industry are mutually committed to responsible resource development, we can achieve great things. The extended life of mine is expected to provide consistent employment to more than 1,000 workers and increase business opportunities to First Nations, surrounding communities, and the province, representing a significant economic driver for northern communities in British Columbia.”

The Honourable, David Eby, Premier of British Columbia, commented “The Mount Milligan mine expansion will ensure hundreds of good, family-supporting jobs are secure for years to come, while generating hundreds of millions of dollars in additional economic benefits for the region and beyond. Our government expedited this priority project by creating efficiencies without compromising our high environmental and safety standards or our commitment to consultation with First Nations. We’re going to keep that momentum going as we continue to advance major projects and make B.C. the economic engine of the new Canadian economy.”

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.